Donald Tremblay

Chief Financial Officer

Direct Line:        403.267.2060

Email:                  Donald_Tremblay@TransAlta.com

VIA EDGAR

September 21, 2017

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Ta Tanisha Meadows

Mr. William H. Thompson
Ms. Donna Di Silvio

Dear Sir/Madam:

Re:	Comment Letter dated September 8, 2017 to TransAlta Corporation Form 40-F for the Fiscal Year Ended December 31, 2016 Filed March 3, 2017, File No. 1-15214

TransAlta Corporation (the “Corporation”), has the following response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated September 8, 2017 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission (the “40-F”). For your convenience, we have set forth below the Staff’s comment in the Comment Letter in italicized font, which is immediately followed by the Corporation’s response to that comment. All capitalized terms not otherwise defined herein shall have the meaning attributed thereto in the 40-F.

Note 8. Net Other Operating (Income) loss, page F36

A.	Mississauga Cogeneration Facility Contract

1)       Please describe the details of the one-time discounted revenue amount which led to the gain recognition in December 2016. Please include a discussion of the terms of the terminated and new contracts, as applicable, and reference to the IFRS guidance used for the accounting treatment.

The facts and background regarding how the one-time discounted revenue amount was determined is set forth below:

•	On May 15, 1991, the Corporation entered into a 25-year power purchase agreement (the “1991 PPA”) with the Ontario Electricity Financial Corporation (“OEFC”) (formerly Ontario Hydro) for the supply of capacity and power from the Mississauga gas plant (the "Mississauga Plant"). The 1991 PPA was scheduled to expire on December 31, 2018. This 1991 PPA provided incentives for the Mississauga Plant to operate as a baseload electricity resource.

•	On December 16, 2016, the Ontario Minister of Energy issued to Ontario’s Independent Electricity System Operator (the “IESO”) an amendment to the Ministerial direction dated December 14, 2015. The amendment noted that:

“Ontario has put in place legislation for its new cap and trade program to limit greenhouse gas pollution while moving to a low-carbon economy. Given the evolution of Ontario’s electricity system, there are opportunities to increase system value, reduce costs for Ontario electricity consumers and lower carbon emissions in the province, if the IESO is able to negotiate replacement contracts (IESO Contracts) with OEFC Non-Utility Generators that incentivize them to operate in a manner that is better aligned with Ontario’s integrated power system’s needs.”

•	On December 22, 2016, the OEFC and the Corporation entered into an agreement to terminate the 1991 PPA with effect as of 11:59:59 PM EST on December 31, 2016 (the “Termination Agreement”). The Termination Agreement did not provide for a termination payment relating to the remaining 2-year period on the 1991 PPA. The Termination Agreement acknowledged that the Corporation was in negotiations with the IESO to enter into a curtailment agreement for the Mississauga Plant.

•	In December 2016, TransAlta entered into a Non-Utility Generator (NUG) Enhanced Dispatch Contract with the IESO (the “IESO Contract”), dated January 1, 2017. The term of the contract is from January 1, 2017 to December 31, 2018. Pursuant to the IESO Contract, the Corporation is entitled to specified monthly payments from January 2017 through to and including December 2018. The Corporation is entitled to the monthly payments regardless of whether the Corporation operates, maintains, shuts-down, lays-up or decommissions the Mississauga Plant, provided the Corporation is in compliance with its contractual obligations. In the event the IESO Contract is terminated by the IESO as a result of a default by the Corporation, the IESO is only responsible for the payment of amounts accruing up to and including the termination date. The existence and termination of the 1991 PPA is specifically acknowledged in the IESO Contract.

The OEFC and the IESO, both created through the 1999 restructuring of Ontario Hydro, are separate entities and are governed by independent boards. However, both are ultimately under the direction and oversight of the Ontario Ministry of Energy, which manages the province of Ontario’s electricity system. In 2014, the Ontario Power Authority (the “OPA”) was established and charged with, among other things, assessing the long-term adequacy of the province’s electricity resources and forecasting and managing demand. In 2015, the OPA and the IESO merged, combining both entities’ mandates under the IESO. This merger charged the IESO with the mandate to oversee long-term supply and demand management and planning and procurement on behalf of the Ontario power market.

The Corporation considered various IFRS guidance, as follows, to determine the most appropriate accounting for this sequence of transactions:

IAS 18 Revenue - The IESO Contract, as outlined above, includes no requirement for the Corporation to operate the Mississauga Plant, or to provide capacity or deliver electricity to the IESO. As such, the monthly payments specified in the contract do not meet the definition of revenue, as the payments (economic benefits) do not arise from the ordinary activities of an entity (definition of revenue - IAS 18.7). The Corporation's ordinary activities related to its generating facilities are the provision of availability or capacity and the delivery of electricity.

IAS 38 Intangible Assets - The IESO Contract is essentially a replacement of the then remaining two years (2017 - 2018) under the 1991 PPA. The termination of the 1991 PPA and entering into the IESO Contract are not separate isolated events. Accordingly, the Corporation concluded that the most relevant guidance with respect to the nature of these transactions was similar to that of the disposition or buyout of an intangible asset, namely the 1991 PPA. The Corporation relied on the provisions of IAS 38.112, .113, and .114 to inform the accounting treatment. Paragraph 114 of IAS 38 refers to IAS 18 (recognition criteria for sale of goods) to determine the timing of the recognition of a disposal and any related gain or loss.

IAS 18.14 is reproduced below in underline, which is followed by the Corporation's application to the IESO Contract and the 1991 PPA:

Revenue from the sale of goods shall be recognized when all of the following conditions have been satisfied:

a.	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;
b.	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

Paragraphs a. and b. generally refer to transfer of ownership and the lack of ongoing involvement. The termination of the 1991 PPA and the execution of the IESO Contract, collectively, terminate the obligations of Corporation to deliver capacity, power, or other material obligations to the IESO from the Mississauga Plant. The terms of the IESO Contract make it clear that the Corporation may shut-down, lay-up, or decommission the Mississauga Plant. There are no on-going performance or delivery requirements in respect of the Mississauga Plant, other than those considered perfunctory, to receive the cash flows under the IESO Contract.

c.	the amount of revenue can be measured reliably;

Pursuant to the IESO Contract, the Corporation is entitled to specified monthly payments from January 2017 through to and including December 2018. The total undiscounted amount of these payments is approximately Cdn$209 million. As the amounts are clearly specified in the IESO Contract, the amount can be measured reliably.

d.	it is probable that the economic benefits associated with the transaction will flow to the entity;

As outlined previously, there are no delivery obligations of the Mississauga Plant (to the IESO) in order to be entitled to the monthly payments. In the termination and default portions of the IESO Contract there are limited instances in which the IESO can cease payments under the contract. However, should an event of default occur, the Corporation is provided the opportunity to remedy the event, thus continuing to be entitled to the monthly payments. The Corporation considered the likelihood of an event of default arising and the risk that the IESO might default on the payments as being very remote. Accordingly, it was concluded that it was probable that the economic benefits (monthly payments) will flow to the Corporation.

e.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Specific to this transaction, we identified that there were minimal costs that had been or would be incurred. The book value of the 1991 PPA was identified as a possible cost, which was determined to be nil. Other costs include execution costs (internal salaries, external legal, etc.) which had been accounted for through the regular payroll process and expensed in the period, or through the period-end accrual process.

Based on the analysis documented above, the Corporation concluded that the recognition criteria were met and, as a result, the monthly payments were recognized under the IESO Contract (at a discounted amount of approximately $207 million) in 2016 as a gain. The IESO Contract was referred to within the Termination Agreement which was executed on December 22, 2016. The Termination Agreement was entered into in contemplation of entering into the IESO Contract, which provides persuasive evidence that an agreement in principle existed on that date, despite the IESO Contract having an effective date of January 1, 2017. The effective date essentially represents an administrative term to commence the payments under the IESO Contract.

We trust the foregoing answers are responsive to your comment. If you have any questions in connection with our responses, please feel free to contact me by telephone at 403-267-2060 or via email at donald_tremblay@transalta.com.

Yours truly,

TRANSALTA CORPORATION

/s/Donald Tremblay

Chief Financial Officer

cc:	John Kousinioris, TransAlta Corporation
Scott Jeffers, TransAlta Corporation
Todd Stack, TransAlta Corporation
Janice Rath, Ernst & Young LLP

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